Exhibit 99.1

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Tuesday, October 26, 2021

West Fraser to Acquire U.S. South OSB Mill

Vancouver, B.C.—West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it has entered into an agreement to acquire Georgia Pacific’s oriented strand board (“OSB”) mill near Allendale, South Carolina for approximately $280 million. The transaction is anticipated to close following successful completion of U.S. regulatory reviews and satisfaction of customary conditions. Management will provide an update and further details about the transaction on West Fraser’s third quarter earnings call on October 28, 2021. All dollar amounts in this news release are expressed in U.S. dollars.

The Allendale facility, which initially began producing OSB in 2007, has been idle since late 2019 and has an estimated stated capacity of approximately 760 million square feet (3/8-inch basis). The Company intends to invest an estimated $70 million of additional capital to upgrade and optimize the facility in preparation for its restart and this upgrade is anticipated to take approximately nine months to complete. The mill is expected to directly employ approximately 135 people and be one of the lowest cost mills in the Company’s OSB portfolio after the optimization is complete and the mill has ramped up to full production, a process that typically takes 18-24 months after restart.

Track Record of Mill Restarts and Strategic Rationale

The Allendale acquisition offers another opportunity for West Fraser to create value by deploying the Company’s expertise at successfully reinvesting in and restarting idled OSB mills. Recent West Fraser OSB mill restarts include Chambord, Quebec in March 2021 as well as Huguley, Alabama (2017) and Jefferson, Texas (2013). After modernization, the Allendale facility will enhance West Fraser’s OSB portfolio with its attractive location in the U.S. South where fibre is abundant and low-cost. The mill’s additional OSB capacity will also give West Fraser the flexibility to better meet customer demand, particularly from large, growing end-markets in the southeastern U.S.

“We look forward to acquiring and upgrading the Allendale mill to make it another component of West Fraser’s low-cost production portfolio. Further, the additional production capability will provide greater operational flexibility across our OSB mill portfolio to meet demand growth for our engineered wood products, including for our specialty and value-added products,” said West Fraser’s President and CEO, Ray Ferris. “We have the leadership, people and know-how to execute on the capital and upgrade plan for this mill and expect to be ready for a restart within nine months of the acquisition closing based on current demand conditions.”

West Fraser intends to finance the acquisition with cash on hand. The total investment for the Allendale acquisition is expected to be at a significant discount to the costs of an equivalent greenfield OSB mill while requiring a shorter time to initial production. Based on West Fraser’s latest internal analysis, the returns of this mill acquisition and investment are expected to be commensurate with those for other capital projects of similar magnitude.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including the expected closing date of the transaction, the rated capacity of the mill, the estimated capital investment and time to upgrade and modernize the mill, its projected ramp up timeline, cost position and the returns generated. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends and current conditions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2020, each dated February 11, 2021, available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com